MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2017

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2017 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 27, 2018 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on growing primary silver production in México. The Company is aggressively pursuing the development of its existing mineral property assets and acquiring new assets. During the year ended December 31, 2017, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2017 Annual Report	Page 3

2017 ANNUAL HIGHLIGHTS

Key Performance Metrics	2017	2016	2015	Change '17 vs '16
Operational
Ore Processed / Tonnes Milled	2,981,506	3,270,162	2,852,655	(9%)
Silver Ounces Produced	9,749,591	11,853,438	11,142,109	(18%)
Silver Equivalent Ounces Produced	16,207,905	18,669,800	16,086,271	(13%)
Cash Costs per Ounce (1)	$7.04	$5.92	$7.87	19%
All-in Sustaining Cost per Ounce (1)	$13.82	$10.79	$13.43	28%
Total Production Cost per Tonne (1)	$50.12	$43.22	$43.98	16%
Average Realized Silver Price per Ounce (1)	$17.12	$17.16	$16.06	0%

Financial (in $millions)
Revenues	$252.3	$278.1	$219.4	(9%)
Mine Operating Earnings (2)	$16.0	$49.2	$8.7	(68%)
(Loss) Earnings before Income Taxes	($75.3)	$25.5	($126.3)	(395%)
Net (Loss) Earnings	($53.3)	$8.6	($108.4)	(719%)
Operating Cash Flows before Working Capital and Taxes (2)	$81.0	$107.3	$59.7	(25%)
Cash and Cash Equivalents	$118.1	$129.0	$51.0	(8%)
Working Capital (1)	$116.3	$130.6	$15.6	(11%)
Development and Exploration Expenditures - Sustaining	$22.6	$21.1	$23.1	7%
Development and Exploration Expenditures - Expansionary	$33.5	$21.8	$16.2	54%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.32)	$0.05	($0.84)	(703%)
Adjusted EPS (1)	($0.04)	$0.12	($0.11)	(131%)
Cash Flow per Share (1)	$0.49	$0.67	$0.46	(27%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 39 to 43 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 43.

First Majestic Silver Corp. 2017 Annual Report	Page 4

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506
Silver Ounces Produced	2,282,182	2,178,032	1,730,383	1,124,992	1,822,297	611,705	9,749,591
Silver Equivalent Ounces Produced	5,927,132	2,183,899	2,517,199	2,237,730	2,322,835	1,019,111	16,207,905
Cash Costs per Ounce	($1.54)	$12.74	$11.11	$5.49	$6.69	$11.53	$7.04
All-in Sustaining Cost per Ounce	$2.22	$15.49	$16.22	$11.87	$9.06	$18.98	$13.82
Total Production Cost per Tonne	$52.53	$32.76	$46.59	$61.94	$70.18	$90.35	$50.12

Operational

•
Annual silver equivalent production: Total production in 2017 was 16,207,905 silver equivalent ounces, in line with our 2017 guidance of 15.7 to 16.6 million silver equivalent ounces, and represents a decrease of 13% compared to the previous year. The decrease in production was primarily attributed to lower throughput as a result of the work stoppages and lower head grades.

•
Annual metal production: Production in 2017 was comprised of 9,749,591 ounces of silver, which was 3% below the Company's 2017 guidance of 10.0 to 10.6 million of ounces of silver and represents a decrease of 18% compared to 11,853,438 ounces produced in the previous year. Gold production amounted to 62,991 ounces in 2017 compared to 62,436 ounces in 2016, while lead and zinc production was 24,522,803 pounds and 3,944,232 pounds, respectively, compared to 2016 production of 33,185,745 pounds and 10,577,967 pounds, respectively. The decrease in metal production in 2017 can be attributed to lack of investment in underground development over the previous three years, which has had a direct impact on throughputs and grades. This trend is expected to begin to reverse as a result of 2017 and 2018 investments in development and exploration which amounted to $56.1 million in 2017 and is projected to be $76.4 million in 2018. The increase in development and exploration investments represent 43% over 2015 and 31% over 2016. Production was also affected this year by one-off illegal work stoppages at three operations, including the illegal strike at La Encantada which resulted in 42 lost days in the second quarter, as well as two seismic events near La Guitarra in the third quarter.

•
Cash cost per ounce: Cash cost per ounce in the year was $7.04, an increase of $1.12 per ounce compared to the previous year and at the low range of the Company's 2017 guidance of $7.00 to $7.75 per ounce. The increase in cash cost compared to the prior year was primarily due to lower production and higher energy costs attributed to the Mexican government's oil and gas deregulation policies that came into effect in the first quarter of 2017, partially offset by a decrease in smelting and refining costs as a result of favourable contract negotiations and higher by-product credits per ounce.

•
Annual all-in sustaining cost ("AISC"): AISC per ounce in 2017 was $13.82, an increase of $3.03 per ounce compared to the previous year and below our 2017 annual guidance of $14.40 to $15.50 per ounce. The increase in AISC per ounce was attributed to higher cash costs and higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

•
Development and exploration: The Company completed 57,902 metres of development and 156,540 metres of exploration in 2017, an increase of 17% and 60%, respectively, compared to the previous year. In 2017, the Company increased its investments to focus on expanding resources in known structures and exploring for new deposits. It is anticipated that these renewed investments in development and exploration will begin to show positive production increases in the coming quarters.

Financial

•
Healthy cash position and liquidity: Cash and cash equivalents at December 31, 2017 was $118.1 million, compared to $129.0 million in the previous year. Working capital also remained healthy at $116.3 million compared to $130.6 million at the end of the 2016.

•	Revenue: In 2017, the Company generated revenues of $252.3 million compared to $278.1 million in 2016, a decrease of 9% primarily due to lower production.

•
Mine operating earnings: The Company recognized mine operating earnings of $16.0 million compared to $49.2 million in 2016. The decrease in mine operating earnings were attributed to lower production, higher labour costs, as well as higher inflation in Mexico resulting from the energy reforms which came into effect in early 2017.

First Majestic Silver Corp. 2017 Annual Report	Page 5

•
Cash flow from operations: Cash flow from operations before movements in working capital and income taxes during the year was $81.0 million ($0.49 per share) compared to $107.3 million ($0.67 per share) in 2016.

•
Annual net earnings: Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income tax expense or recovery for the year ended December 31, 2017 was a loss of $0.04, compared to earnings of $0.12 in 2016. The Company was required to take an impairment charge on the Del Toro Silver Mine due to the recently updated NI 43-101 Technical Report. This charge amounted to $65.5 million, or $42.4 million net of tax, resulting in a total net loss of $53.3 million (loss per share of $0.32) in 2017 compared to net earnings of $8.6 million (earnings per share of $0.05) in 2016.

Corporate Developments

Announced Acquisition of Primero Mining Corp. ("Primero")
On January 12, 2018, the Company entered into a definitive agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding shares of Primero comprised of the following transactions:

•
First Majestic to issue 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the "Arrangement");

•
First Majestic has entered into an agreement with Wheaton Precious Metals Corp. ("WPM") to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•
Holders of Primero’s $75 million 2020 convertible debentures (the "Debentures") will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the debentures.

•	Primero shareholders will vote on the acquisition on March 13, 2018.

With this acquisition, Primero's San Dimas Mine will be First Majestic’s seventh producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. Together with the Company's existing silver mines in Mexico, the combined Company is expected to produce 27 to 30 million silver equivalent ounces on an annual basis.

Debt Financings

To fund the proposed repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•
Issuance of $156.5 million five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company's closing share price on the day before the announcement and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•
Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three year revolving credit facility and a $75.0 million one year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

First Majestic Silver Corp. 2017 Annual Report	Page 6

2017 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2017-Q4	2017-Q3	Change Q4 vs Q3	2016-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	736,684	730,652	1%	844,155	(13%)
Silver Ounces Produced	2,337,463	2,415,962	(3%)	2,819,708	(17%)
Silver Equivalent Ounces Produced	4,065,337	3,986,274	2%	4,380,477	(7%)
Cash Costs per Ounce (1)	$6.76	$8.15	(17%)	$6.49	4%
All-in Sustaining Cost per Ounce (1)	$14.13	$15.36	(8%)	$12.90	10%
Total Production Cost per Tonne (1)	$50.81	$54.15	(6%)	$42.13	21%
Average Realized Silver Price per Ounce (1)	$16.61	$17.11	(3%)	$17.10	(3%)
Financial (in $millions)
Revenues	$61.2	$61.9	(1%)	$66.2	(8%)
Mine Operating Earnings (2)	$1.4	$3.2	(56%)	$9.9	(86%)
(Loss) Earnings before Income Taxes	($69.9)	($1.3)	5,247%	$1.5	(4,760%)
Net (Loss) Earnings	($56.1)	($1.3)	4,149%	$1.8	(3,192%)
Operating Cash Flows before Working Capital and Taxes (2)	$18.7	$17.7	6%	$23.4	(20%)
Cash and Cash Equivalents	$118.1	$120.8	(2%)	$129.0	(8%)
Working Capital (1)	$116.3	$126.3	(8%)	$130.6	(11%)
Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.34)	($0.01)	4,143%	$0.01	(3,167%)
Adjusted EPS (1)	($0.04)	$0.00	3,671%	($0.01)	344%
Cash Flow per Share (1)	$0.11	$0.11	6%	$0.14	(21%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 39 to 43 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 43.

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,575	198,845	138,124	56,753	72,503	37,885	736,684
Silver Ounces Produced	582,789	486,514	401,090	185,695	514,678	166,698	2,337,463
Silver Equivalent Ounces Produced	1,653,941	489,071	643,799	369,992	617,879	290,654	4,065,337
Cash Costs per Ounce	($6.93)	$15.23	$11.21	$12.53	$7.55	$11.21	$6.76
All-in Sustaining Cost per Ounce	($2.01)	$19.20	$15.28	$25.48	$9.73	$17.77	$14.13
Total Production Cost per Tonne	$47.13	$36.42	$48.00	$72.77	$73.14	$83.61	$50.81

Operational

•
In the fourth quarter, the Company's total silver equivalents production increased by 2% to 4,065,337 ounces, including 2,337,463 ounces of silver produced which decreased by 3% compared to the previous quarter. The most significant production increase occurred at the La Guitarra operations which recorded a 59% increase in total silver equivalents after recovering from seismic issues in the previous quarter and with new areas brought into production.

•
Total ore processed during the quarter amounted to 736,684 tonnes, representing a marginal increase compared to the previous quarter. The most significant improvement occurred at the La Guitarra operation which recorded a 59% increase in mill throughput as new areas in the Coloso mine were brought into production as well as the processing of backfills from the La Guitarra mine.

•
Cash cost per ounce in the quarter was $6.76, a decrease of 17% or $1.39 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher by-product credits from gold and zinc production as well as a weaker Mexican peso which depreciated 6% against the U.S. dollar compared to the previous quarter.

First Majestic Silver Corp. 2017 Annual Report	Page 7

•	All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $14.13, a decrease of 8% or $1.23 per ounce compared to the previous quarter, primarily due to lower cash costs.

•
The Company's underground development in the fourth quarter consisted of 14,279 metres, reflecting a 4% decrease compared to 14,931 metres completed in the previous quarter. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation to allow for increased production.

•
A total of 24 diamond drill rigs were active across the Company's properties completing 49,832 metres of diamond drilling in the quarter, a 2% increase compared to the prior quarter. Exploration in the quarter focused on expanding resources in known structures and exploring for new deposits, including an additional two rigs in La Guitarra to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

Financial

•
Generated revenues of $61.2 million in the quarter, a decrease of 8% compared to $66.2 million in the fourth quarter of 2016 primarily due to a 7% decrease in silver equivalent ounces sold and a 3% decrease in average realized silver price compared to the same quarter of the prior year.

•
The Company recognized mine operating earnings of $1.4 million compared to $9.9 million in the fourth quarter of 2016. The decrease in mine operating earnings was primarily affected by the decrease in revenue combined with higher labour and energy costs as a result of a stronger Mexican peso which appreciated 5% compared to the same quarter of the prior year.

•
Adjusted net loss for the quarter was $6.2 million (adjusted loss per share of $0.04), after excluding non-cash and non-recurring items including impairment of non-current assets, share-based payments, gain or loss from marketable securities and silver futures derivatives and deferred income tax recovery or expense (see "Adjusted EPS" on page 42).

•
After non-cash write-downs, the Company generated a net loss of $56.1 million (loss per share of $0.34) compared to net earnings of $1.8 million (EPS of $0.01) in the fourth quarter of 2016. The decrease of $57.9 million in net earnings was primarily attributed to a $65.5 million non-cash impairment charge, or $42.4 million net of tax, on the Del Toro Silver Mine and the decrease in mine operating earnings.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $18.7 million ($0.11 per share) compared to $23.4 million ($0.14 per share) in the fourth quarter of 2016.

First Majestic Silver Corp. 2017 Annual Report	Page 8

2018 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2018. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances. The outlook and cost guidance excludes the proposed acquisition of Primero Mining Corp. as announced on January 12, 2018. First Majestic is expected to incorporate the San Dimas operation into its annual guidance following the closing of the transaction which is expected by the end of March or early April 2018.

The Company anticipates 2018 silver production will range between 10.6 to 11.8 million ounces. Based on the midpoint of the guidance range the Company expects a 15% increase in silver production compared to 2017, primarily due to higher silver grades from caving and the start-up of the new roasting circuit at La Encantada. In addition, total production in 2018 is estimated to range between 15.7 to 17.5 million silver equivalent ounces, representing a slight increase from 2017, primarily due to higher silver production at La Encantada offset by less gold by-product credits at Santa Elena. This guidance is subject to adjustment pending the acquisition of the San Dimas mine, which is anticipated to close in late March or early April 2018.

A mine-by-mine breakdown of the 2018 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $16.50/oz, gold: $1,250/oz, lead: $1.10/lb, zinc: $1.40/lb, MXN:USD 19:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.2 - 2.4	4.9 - 5.5	2.08 - 2.96	6.58 - 7.66
La Encantada	3.0 - 3.3	3.0 - 3.3	11.58 - 12.39	14.89 - 15.98
La Parrilla	1.5 - 1.7	2.3 - 2.6	9.78 - 10.40	15.02 - 16.01
Del Toro	1.1 - 1.3	2.2 - 2.4	7.11 - 8.04	14.31 - 15.54
San Martin	2.0 - 2.2	2.2 - 2.5	8.52 - 9.14	11.08 - 11.92
La Guitarra	0.8 - 0.9	1.1 - 1.2	11.86 - 12.81	18.30 - 19.52
Consolidated	10.6 - 11.8	15.7 - 17.5	$8.30 - $9.09	$15.21 - $16.56

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.45 to $2.70 per payable silver ounce.

The Company is projecting its 2018 AISC, as defined by the World Gold Council, to be within a range of $15.21 to $16.56 on a per payable silver ounce consolidated basis. Excluding non-cash items, the Company anticipates its 2018 AISC to be within a range of $14.40 to $15.66 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2018 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	8.30 - 9.09
General and Administrative Costs	1.64 - 1.81
Sustaining Development Costs	1.99 - 2.01
Sustaining Property, Plant and Equipment Costs	2.17 - 2.42
Sustaining Exploration Costs	0.16 - 0.18
Profit sharing	0.13 - 0.15
Share-based Payments (non-cash)	0.73 - 0.81
Accretion of Reclamation Costs (non-cash)	0.08 - 0.08
All-In Sustaining Costs: (WGC definition)	$15.21 - $16.56
All-In Sustaining Costs: (WGC excluding non-cash items)	$14.40 - $15.66

1.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

First Majestic Silver Corp. 2017 Annual Report	Page 9

In 2018, the Company plans to invest a total of $125.4 million on capital expenditures consisting of $51.0 million for sustaining investments and $74.4 million for expansionary projects. This represents an 18% increase compared to the revised 2017 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, completing the roasting circuit and block caving at La Encantada, investments in microbubble and fine-grinding technologies, in addition to the development and exploration work at Plomosas which is expected to result in an initial resource estimate by the end of 2018.

The Company is planning to complete a total of 72,477 metres of underground development in 2018, representing a 25% increase compared to 57,902 metres completed in 2017. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2018, representing a 17% increase compared to 156,539 metres completed in 2017 which consisted of 823 drill holes. It should be noted that none of the 2017 drilling campaign was included in any of the most recently released NI 43-101 Technical Reports. The latest reports released were for the Del Toro Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine which used cut-off dates of December 31, 2016 for Reserves and Resources.

The 2018 drilling program will consist of approximately 25,000 metres of diamond drilling intended to upgrade Resources to Reserves at the six operating mines; approximately 136,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Cerro de Santiago in La Parrilla, Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 22,000 metres at the Plomosas Silver Project.

The 2018 annual budget includes capital investments totaling $49.0 million to be spent on underground development, $38.1 million towards property, plant and equipment, $27.4 million in exploration and $11.0 million towards corporate automation and efficiency projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

First Majestic Silver Corp. 2017 Annual Report	Page 10

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2017				2016
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	198,845	212,092	148,039	266,510	235,039	247,858	209,039	189,140
La Parrilla	138,124	132,389	132,880	140,592	153,309	147,414	157,871	151,916
Del Toro	56,753	60,501	81,843	79,108	82,767	86,646	80,739	86,869
San Martin	72,503	69,113	67,073	69,563	76,848	75,228	69,863	75,863
La Guitarra	37,885	23,896	29,547	36,514	38,422	39,092	34,917	43,265
Santa Elena	232,575	232,662	232,451	230,050	257,771	241,996	245,753	242,539
Consolidated	736,684	730,652	691,833	822,336	844,155	838,233	798,182	789,591
Silver equivalent ounces produced
La Encantada	489,071	610,307	375,563	708,959	569,504	687,841	623,070	832,957
La Parrilla	643,799	612,116	593,852	667,431	699,497	739,026	948,552	1,001,359
Del Toro	369,992	472,804	712,714	682,219	680,802	707,524	682,443	578,556
San Martin	617,879	604,686	577,598	522,672	573,349	562,096	492,669	580,922
La Guitarra	290,654	182,986	229,276	316,195	386,713	397,627	375,464	363,884
Santa Elena	1,653,941	1,503,376	1,399,940	1,369,875	1,470,612	1,430,506	1,559,410	1,725,417
Consolidated	4,065,337	3,986,274	3,888,944	4,267,350	4,380,477	4,524,619	4,681,608	5,083,095
Silver ounces produced
La Encantada	486,514	609,138	374,901	707,479	567,930	685,478	622,321	830,787
La Parrilla	401,090	424,358	425,060	479,875	497,466	547,913	599,526	575,969
Del Toro	185,695	233,015	365,323	340,958	343,894	446,137	399,520	311,400
San Martin	514,678	471,893	425,645	410,082	510,423	500,441	411,686	480,413
La Guitarra	166,698	117,504	138,345	189,159	239,788	263,235	206,262	214,312
Santa Elena	582,789	560,054	557,914	581,425	660,207	671,423	605,615	661,292
Consolidated	2,337,463	2,415,962	2,287,188	2,708,978	2,819,708	3,114,627	2,844,930	3,074,173
Cash cost per ounce
La Encantada	$15.23	$12.47	$13.59	$10.83	$13.87	$11.20	$12.41	$8.49
La Parrilla	$11.21	$12.26	$11.15	$9.96	$10.22	$7.70	$7.33	$5.39
Del Toro	$12.53	$6.41	$3.99	$2.64	$2.80	$3.41	$7.90	$9.52
San Martin	$7.55	$7.11	$5.43	$6.42	$6.94	$7.05	$8.67	$5.83
La Guitarra	$11.20	$19.02	$12.65	$6.36	$7.74	$6.93	$5.93	$8.27
Santa Elena	($6.93)	($0.18)	$1.24	($0.12)	($1.43)	($0.81)	($2.86)	($3.34)
Consolidated	$6.76	$8.15	$7.01	$6.31	$6.49	$5.84	$6.41	$5.00
All-in sustaining cost per ounce
La Encantada	$19.20	$14.98	$17.95	$12.07	$16.53	$12.81	$13.85	$9.33
La Parrilla	$15.28	$18.85	$17.12	$13.86	$15.34	$10.65	$9.43	$7.06
Del Toro	$25.48	$12.92	$7.93	$7.95	$8.43	$6.01	$10.05	$10.76
San Martin	$9.73	$10.03	$7.53	$8.66	$10.01	$9.92	$10.20	$7.52
La Guitarra	$17.77	$31.55	$19.51	$11.83	$15.99	$13.60	$10.34	$12.91
Santa Elena	($2.01)	$3.08	$5.02	$2.95	$1.64	$1.82	$1.81	$1.68
Consolidated	$14.13	$15.36	$14.17	$11.85	$12.90	$10.52	$10.97	$8.97
Production cost per tonne
La Encantada	$36.42	$34.77	$33.65	$27.92	$32.96	$30.18	$35.13	$34.91
La Parrilla	$48.00	$50.75	$44.54	$43.22	$41.92	$41.20	$37.12	$35.29
Del Toro	$72.77	$71.80	$57.16	$51.58	$52.45	$48.15	$52.95	$53.30
San Martin	$73.14	$76.81	$69.37	$61.28	$56.70	$59.39	$65.75	$53.32
La Guitarra	$83.61	$120.09	$93.49	$75.33	$78.31	$79.68	$87.01	$66.88
Santa Elena	$47.13	$55.65	$54.44	$52.90	$37.57	$44.75	$43.89	$42.05
Consolidated	$50.81	$54.15	$51.53	$44.72	$42.13	$43.11	$44.97	$42.72

First Majestic Silver Corp. 2017 Annual Report	Page 11

Operating Results – Consolidated Operations

Key Performance Metrics	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
Production
Ore processed/tonnes milled	736,684	730,652	691,833	822,336	2,981,506	3,270,162	1%	(9%)
Average silver grade (g/t)	125	131	130	136	131	149	(5%)	(12%)
Recovery (%)	79%	78%	79%	75%	78%	76%	1%	3%

Total silver ounces produced	2,337,463	2,415,962	2,287,188	2,708,978	9,749,591	11,853,438	(3%)	(18%)
Total payable silver ounces produced	2,295,265	2,375,118	2,238,882	2,653,353	9,562,618	11,553,271	(3%)	(17%)
Gold ounces produced	17,344	15,414	15,186	15,047	62,991	62,436	13%	1%
Pounds of lead produced	4,271,970	5,171,533	7,625,328	7,453,972	24,522,803	33,185,745	(17%)	(26%)
Pounds of zinc produced	1,289,031	922,666	860,939	871,596	3,944,232	10,577,967	40%	(63%)
Total production - ounces silver equivalent	4,065,337	3,986,274	3,888,944	4,267,350	16,207,905	18,669,800	2%	(13%)

Underground development (m)	14,279	14,931	15,121	13,571	57,902	49,428	(4%)	17%
Diamond drilling (m)	49,832	48,638	29,070	29,000	156,540	97,576	2%	60%

Costs
Mining cost per ounce	$5.60	$5.40	$5.45	$4.84	$5.30	$4.42	4%	20%
Milling cost per ounce	6.53	7.17	6.71	6.05	6.60	5.31	(9%)	24%
Indirect cost per ounce	4.18	4.09	3.76	2.96	3.72	2.50	2%	49%
Total production cost per ounce	$16.31	$16.66	$15.92	$13.86	$15.63	$12.23	(2%)	28%
Transport and other selling costs per ounce	0.35	0.37	0.35	0.30	0.34	0.33	(5%)	5%
Smelting and refining costs per ounce	1.06	0.84	1.44	1.41	1.19	1.91	26%	(38%)
Environmental duty and royalties per ounce	0.13	0.11	0.11	0.11	0.11	0.12	22%	(8%)
Cash cost per ounce before by-product credits	$17.85	$17.97	$17.83	$15.69	$17.28	$14.59	(1%)	18%
Deduct: By-product credits	(11.09)	(9.82)	(10.82)	(9.37)	(10.23)	(8.67)	13%	18%
Cash cost per ounce	$6.76	$8.15	$7.01	$6.31	$7.04	$5.92	(17%)	19%

Workers’ Participation	0.34	—	0.46	0.20	0.24	0.17	100%	47%
General and administrative expenses	1.61	1.79	1.89	1.62	1.72	1.47	(10%)	17%
Share-based payments	0.81	0.84	0.97	0.86	0.87	0.38	(4%)	128%
Accretion of decommissioning liabilities	0.10	0.10	0.11	0.08	0.10	0.07	(4%)	36%
Sustaining capital expenditures	4.52	4.47	3.74	2.77	3.85	2.79	1%	38%
All-In Sustaining Costs per ounce	$14.13	$15.36	$14.17	$11.85	$13.82	$10.79	(8%)	28%

Mining cost per tonne	$17.44	$17.54	$17.63	$15.63	$17.01	$15.62	(1%)	9%
Milling cost per tonne	20.35	23.31	21.72	19.53	21.17	18.77	(13%)	13%
Indirect cost per tonne	13.02	13.30	12.18	9.56	11.94	8.83	(2%)	35%
Total production cost per tonne	$50.81	$54.15	$51.53	$44.72	$50.12	$43.22	(6%)	16%

Production

In 2017, total production was 16,207,905 silver equivalent ounces, in line with the Company's guidance and represented a decrease of 13% compared to the previous year. The Company produced 9,749,591 ounces of silver, a decrease of 18% compared to 11,853,438 ounces produced in the previous year. Gold production amounted to 62,991 ounces in 2017 compared to 62,436 ounces in 2016, while lead and zinc production was 24,522,803 pounds and 3,944,232, respectively, compared to 2016 production of 33,185,745 pounds and 10,577,967 pounds, respectively. The decrease was primarily attributed to lower throughput and head grades as a result of insufficient investment in underground development over the previous three years. Production was also affected this year by one-off illegal work stoppages at three operations, including the illegal blockade at La Encantada which resulted in 42 lost days in the second quarter, as well as two seismic events near La Guitarra in the third quarter.

Despite the decrease in tonnes milled and silver head grades, silver recoveries for the year improved to 78% compared to 76% in the previous year as a result of continuous improvements in the metallurgical process.

First Majestic Silver Corp. 2017 Annual Report	Page 12

Total production for the quarter was 4,065,337 silver equivalent ounces, consisting of 2,337,463 ounces of silver, 17,344 ounces of gold, 4,271,970 pounds of lead and 1,289,031 pounds of zinc. Total ore processed during the quarter amounted to 736,684 tonnes, representing a 1% increase compared to the previous quarter. The most significant improvement occurred at the La Guitarra operation which recorded a 42% increase in silver ounces produced and a 59% increase in equivalent silver production.

Consolidated silver recoveries in the quarter averaged 79%, relatively consistent with the previous quarter. During the quarter, the Company continued testing microbubble flotation technology at its Central Lab at La Parrilla. Test work continues to show successful metallurgical improvements in the treatment of sulphide ore within the silver/lead and zinc circuits at La Parrilla. The Company has placed orders for two full-scale microbubble flotation cells and expects delivery and installation to begin in the second half of 2018.

Cash Cost per Ounce

Cash cost per ounce in the year was $7.04, an increase of $1.12 per ounce compared to the previous year. The increase in cash cost compared to the prior year was primarily due to lower production, higher energy costs attributed to the Mexican government's energy reforms that came into effect in the first quarter of 2017 and higher labour costs, partially offset by a decrease in smelting and refining costs as a result of favourable contract negotiations and higher by-product credits per ounce.

Cash cost per ounce for the quarter was $6.76 per payable ounce of silver, a decrease of 17% from $8.15 per ounce in the third quarter of 2017. The decrease in cash cost per ounce was primarily attributed to higher by-product credits from higher gold and zinc production, and a weaker Mexican peso which depreciated 6% against the U.S. dollar.

All-In Sustaining Cost per Ounce

AISC per ounce in 2017 was $13.82, an increase of $3.03 per ounce compared to the previous year. The increase in AISC per ounce was attributed to lower production and higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

AISC in the fourth quarter was $14.13, a decrease of 8% or $1.23 per ounce compared to the previous quarter, primarily attributed to higher by-product credits from higher gold and zinc production, and a weaker Mexican peso which depreciated 6% against the U.S. dollar.

Development and Exploration

The Company completed 57,902 metres of underground development and a new Company record of 156,540 metres of diamond drilling in 2017, an increase of 17% and 60%, respectively, compared to the previous year. In 2017 the Company increased its investments to focus on:

•	upgrading Resources to Reserves at La Parrilla, Del Toro, La Guitarra, San Martin, La Encantada and Santa Elena;

•	increase or add new Mineral Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and

•	continue the aggressive exploration program at the Plomosas silver project which commenced in late 2016.

The Company's underground development in the fourth quarter consisted of 14,279 metres, comparable to 14,931 metres completed in the previous quarter. Development in the fourth quarter remains focused on opening new production areas, exploring high potential zones and new stope preparation. A total of 24 diamond drill rigs were active across the Company's properties and completed 49,832 metres of diamond drilling in the quarter, a 2% increase compared to 48,638 metres in the prior quarter, in order to achieve annual program targets. The most significant increase in drilled metres was at La Guitarra where two additional rigs were added in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

First Majestic Silver Corp. 2017 Annual Report	Page 13

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,772 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) in October 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	232,575	232,662	232,451	230,050	927,737	988,060	0%	(6%)
Average silver grade (g/t)	88	83	83	88	86	92	6%	(7%)
Recovery (%)	89%	90%	90%	89%	89%	89%	(1%)	0%

Total silver ounces produced	582,789	560,054	557,914	581,425	2,282,182	2,598,537	4%	(12%)
Total payable silver ounces produced	582,206	559,494	557,077	580,553	2,279,330	2,594,639	4%	(12%)
Gold ounces produced	14,005	12,422	11,522	11,261	49,211	48,674	13%	1%
Total production - ounces silver equivalent	1,653,941	1,503,376	1,399,940	1,369,875	5,927,132	6,185,945	10%	(4%)

Underground development (m)	2,698	2,724	2,613	2,855	10,892	10,885	(1%)	0%
Diamond drilling (m)	7,463	7,406	2,608	3,730	21,207	12,566	1%	69%

COST
Mining cost per ounce	$7.44	$8.00	$7.80	$8.10	$7.84	$5.74	(7%)	37%
Milling cost per ounce	7.95	11.38	11.72	10.23	10.29	8.29	(30%)	24%
Indirect cost per ounce	3.43	3.76	3.19	2.63	3.25	1.97	(9%)	65%
Total production cost per ounce	$18.82	$23.14	$22.72	$20.96	$21.38	$15.99	(19%)	34%
Transport and other selling costs per ounce	0.22	0.25	0.22	0.20	0.22	0.15	(12%)	48%
Smelting and refining costs per ounce	0.23	0.22	0.25	0.27	0.24	0.27	3%	(11%)
Environmental duty and royalties per ounce	0.24	0.20	0.20	0.21	0.21	0.19	20%	11%
Cash cost per ounce before by-product credits	$19.51	$23.81	$23.38	$21.64	$22.05	$16.61	(18%)	33%
Deduct: By-product credits	(26.44)	(23.99)	(22.14)	(21.76)	(23.60)	(18.70)	10%	26%
Cash cost per ounce	($6.93)	($0.18)	$1.24	($0.12)	($1.54)	($2.09)	3,750%	(26%)

Workers’ Participation	0.13	0.10	0.39	—	0.15	—	30%	100%
Accretion of decommissioning liabilities	0.07	0.08	0.08	0.07	0.08	0.05	(11%)	44%
Sustaining capital expenditures	4.71	3.07	3.31	2.99	3.53	3.81	53%	(7%)
All-In Sustaining Costs per ounce	($2.01)	$3.08	$5.02	$2.95	$2.22	$1.78	(165%)	25%

Mining cost per tonne	$18.64	$19.24	$18.70	$20.45	$19.25	$15.06	(3%)	28%
Milling cost per tonne	19.89	27.36	28.10	25.80	25.29	21.76	(27%)	16%
Indirect cost per tonne	8.60	9.05	7.64	6.65	7.99	5.18	(5%)	54%
Total production cost per tonne	$47.13	$55.65	$54.44	$52.90	$52.53	$42.00	(15%)	25%

During the year, the mine produced 5,927,132 equivalent silver ounces a marginal decrease of 4% compared to 6,185,945 equivalent silver ounces in the previous year primarily due to slight decrease in tonnes milled and silver head grades, partially offset by higher gold production. A total of 927,737 tonnes were processed through the mill during the year, a decrease of 6% compared to 988,060 tonnes in the previous year, whereas silver and gold grades were 86 g/t and 1.73 g/t, respectively.

During the fourth quarter, Santa Elena achieved its highest quarterly production of 2017 and produced 582,789 silver ounces and 14,005 ounces of gold for a total production of 1,653,941 silver equivalent ounces, an increase of 10% compared to 1,503,376 silver equivalent ounces in the previous quarter. This production was completed despite the collapse of the main ventilation raise and the temporary closure of the San Salvador ramp to setup an emergency ventilation circuit. A new raise was bored and a new ventilation fan was commissioned in February 2018.

First Majestic Silver Corp. 2017 Annual Report	Page 14

The mill processed a total of 232,575 tonnes during the quarter, consisting of 133,042 tonnes (1,446 tpd) of underground ore and 99,533 tonnes (1082 tpd) from the above ground heap leach pad, which was comparable to the prior quarter.

Silver and gold grades of underground ore increased 12% and 21%, respectively, during the quarter averaging 125 g/t and 2.9 g/t, respectively. The increase in grades are due to higher tonnage of ore being sourced from the high-grade Alejandra, America and Tortuga veins. Silver and gold grades from the above ground heap leach pad averaged 39 g/t and 0.7 g/t, respectively.

Cash cost in the year was negative $1.54 per ounce compared to negative $2.09 per ounce in the previous year. The $0.55 per ounce increase in cash costs was attributed to a combination of higher energy costs and higher equipment rental costs as a result of unexpected generator failures during the year. The mine is reviewing alternative forms of energy such as natural gas and eventually a power line to obtain a more consistent and economical source of energy.

Cash cost in the fourth quarter was negative $6.93 per payable silver ounce compared to negative $0.18 per payable silver ounce in the previous quarter. The decrease in cash cost per ounce was primarily due to increase in silver and gold production, as well as the recognition of $2.4 million in diesel credits, which was only available to the extent of income taxes payable to the Mexican tax authorities.

A total of 21,207 metres of of diamond drilling was completed in the year compared to 12,566 metres in the previous year. The 2017 drilling program was successful in the new discovery at Ermitaño West near the Santa Elena mine.

Three drill rigs were active on the Santa Elena property during the quarter, consisting of two underground and one on surface, with 7,463 metres drilled compared to 7,406 metres drilled in the previous quarter. Drilling activities in the quarter continued to focus on the Santa Elena Main Vein extension to the west, Tortuga vein extension at depth and Alejandra veins extensions at depth. Surface drilling was conducted on the Cumobabi and Ermitaño properties to explore the San Judas - Santa Ana and Ermitaño veins respectively.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is now the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price.

The Santa Elena mine is comprised of five groups of major concessions totaling 101,837 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi, as per below:

First Majestic Silver Corp. 2017 Annual Report	Page 15

Santa Elena Silver/Gold Mine
EL GACHI
LOS HERNANDEZ
SANTA ELENA
EL ERMITAÑO
CUMOBABI
FM CLAIMS
EL GACHI
LOS HERNANDEZ
EL ERMITAÑO
SANTA ELENA
CUMOBABI
MINE
10 5 0 10
Kilometers
First Majestic Silver Corp.
Santa Elena Mine
Mining Claims
Coordinate System UTM WGS84 ZONE 12N
560000
580000
600000
620000
640000
3340000
3320000
3300000
N
Arizpe
Rancho Bamori
Pueblo Sinoquipe
Pueblo Norte
Pueblo Sur
Banámichi
Ejido La Mora
Congreg Ojo de Agua de Huépac
Huépac
Congreg Ranchito de Huépac
San Felipe de Jesús
Pueblo Aconchi Centro
Aconchi
Poblado Com La Estancia
Poblado Com San Pablo
Baviácora
Pueblo Kilómetro Cinco
Pueblo Los Hoyos
Pueblo Ojo de Agua
Villa Norte
Cumpas
Villa Cumpas Centro
Pueblo La Colonia
Pueblo Jecori
Álamos
Abanicos
Rio Moctezuma

The Company has an option agreement with Evrim Resources Corp. ("Evrim") to earn 100% of the Ermitaño Project by paying $75,000 upon signing the agreement and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year (all of which have been fulfilled), and by delivering a production notice by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR").

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.3 million was paid, $0.2 million is due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these transactions, the Santa Elena property boundaries have been increased from 47,878 hectares to 101,837 hectares to create a region extending south to the Ermitaño West and Cumobabi properties, and north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

First Majestic Silver Corp. 2017 Annual Report	Page 16

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	138,124	132,389	132,880	140,592	543,985	610,509	4%	(11%)
Average silver grade (g/t)	118	132	131	138	130	140	(11%)	(7%)
Recovery (%)	76%	76%	76%	77%	76%	81%	0%	(5%)

Total silver ounces produced	401,090	424,358	425,060	479,875	1,730,383	2,220,874	(5%)	(22%)
Total payable silver ounces produced	380,084	405,172	405,221	455,354	1,645,831	2,063,392	(6%)	(20%)
Gold ounces produced	270	279	235	231	1,014	1,009	(3%)	—%
Pounds of lead produced	1,609,303	1,476,346	1,632,165	1,826,931	6,544,745	10,648,161	9%	(39%)
Pounds of zinc produced	1,289,031	922,666	860,939	871,596	3,944,232	10,577,967	40%	(63%)
Total production - ounces silver equivalent	643,799	612,116	593,852	667,431	2,517,199	3,388,434	5%	(26%)

Underground development (m)	3,067	3,186	3,233	2,827	12,313	9,416	(4%)	31%
Diamond drilling (m)	8,467	9,138	6,368	4,867	28,839	15,326	(7%)	88%

COST
Mining cost per ounce	$7.13	$6.13	$5.83	$5.47	$6.10	$4.92	16%	24%
Milling cost per ounce	5.99	5.98	4.88	4.69	5.35	4.07	0%	31%
Indirect cost per ounce	4.33	4.47	3.89	3.19	3.94	2.51	(3%)	57%
Total production cost per ounce	$17.44	$16.58	$14.61	$13.35	$15.40	$11.50	5%	34%
Transport and other selling costs per ounce	0.52	0.51	0.37	0.30	0.42	0.53	2%	(19%)
Smelting and refining costs per ounce	2.48	2.02	2.38	2.64	2.39	4.23	23%	(43%)
Environmental duty and royalties per ounce	0.10	0.09	0.09	0.10	0.09	0.16	11%	(42%)
Cash cost per ounce before by-product credits	$20.55	$19.21	$17.45	$16.38	$18.30	$16.42	7%	11%
Deduct: By-product credits	(9.34)	(6.95)	(6.29)	(6.42)	(7.19)	(8.84)	34%	(19%)
Cash cost per ounce	$11.21	$12.26	$11.15	$9.96	$11.11	$7.58	(9%)	47%

Workers’ Participation	0.32	0.30	0.68	0.06	0.33	0.16	6%	106%
Accretion of decommissioning liabilities	0.11	0.11	0.10	0.09	0.10	0.06	(1%)	67%
Sustaining capital expenditures	3.64	6.18	5.18	3.76	4.68	2.66	(41%)	76%
All-In Sustaining Costs per ounce	$15.28	$18.85	$17.12	$13.86	$16.22	$10.47	(19%)	55%

Mining cost per tonne	$19.61	$18.77	$17.79	$17.71	$18.47	$16.62	4%	11%
Milling cost per tonne	16.48	18.31	14.89	15.18	16.20	13.74	(10%)	18%
Indirect cost per tonne	11.91	13.67	11.86	10.33	11.92	8.49	(13%)	40%
Total production cost per tonne	$48.00	$50.75	$44.54	$43.22	$46.59	$38.85	(5%)	20%

Total production for the year was 2,517,199 silver equivalent ounces compared to 3,388,434 equivalent ounces of silver in the previous year. During the year, the flotation circuit processed 304,682 tonnes (835 tpd) with an average silver grade of 123 g/t and an 80% recovery and the cyanidation circuit processed 239,303 tonnes (656 tpd) with an average silver grade of 138 g/t and a 72% recovery. Throughput and grades in the year were challenged by mine sequencing as development of the San Marcos area was delayed by additional shotcreting required to improve safety associated with the unstable ground conditions.

First Majestic Silver Corp. 2017 Annual Report	Page 17

In the fourth quarter, total production from the La Parrilla mine was 643,799 silver equivalent ounces, an increase of 5% compared to 612,116 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 74,750 tonnes (812 tpd) with an average silver grade of 112 g/t and a 80% recovery while the cyanidation circuit processed 63,374 tonnes (689 tpd) with an average silver grade of 125 g/t and a 73% recovery for total production of 643,799 silver equivalent ounces.

During the quarter, the lead circuit processed ore with an average lead grade of 1.3% with recoveries of 75% for a total lead production of 1,609,303 pounds, representing a 9% increase compared to the previous quarter primarily due to higher lead head grades. The zinc circuit processed an average zinc grade of 1.4% with recoveries of 55% for a total zinc production of 1,289,031 pounds, representing a 40% increase compared to the previous quarter.

Cash cost for the year was $11.11 per ounce compared to $7.58 in the prior year. The increase in cash costs was attributed to an 11% decrease in throughput, a 7% decrease in average silver grade and a corresponding 5% decrease in silver recoveries, which were attributed to the slow development of the San Marcos area. Cash cost was also higher due to increased energy costs as a result of the energy reforms and increased labour costs in Mexico.

Cash cost in the fourth quarter was $11.21 per ounce, a decrease of 9% compared to $12.26 per ounce in the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher lead and zinc by-product credits and a weaker Mexican peso which depreciated 6% against the U.S. dollars.

During 2017, a total of 12,313 metres of underground development and 28,839 meters of diamond drilling were completed, compared to 9,416 metres and 15,326 metres, respectively, in the prior year. The 2017 drilling program was successful in the discovery the Cerro de Santiago vein, North-South vein and Rosarios west extension.

A total of 3,067 metres of underground development and 8,467 metres of exploration drilling was completed in the quarter compared to 3,186 metres of underground development and 9,138 metres of diamond drilling in the third quarter of 2017.

First Majestic Silver Corp. 2017 Annual Report	Page 18

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	198,845	212,092	148,039	266,510	825,486	881,075	(6%)	(6%)
Average silver grade (g/t)	112	136	120	137	127	164	(18%)	(23%)
Recovery (%)	68%	66%	66%	60%	64%	58%	3%	10%

Total silver ounces produced	486,514	609,138	374,901	707,479	2,178,032	2,706,516	(20%)	(20%)
Total payable silver ounces produced	484,568	606,701	373,402	704,649	2,169,319	2,695,690	(20%)	(20%)
Gold ounces produced	33	15	9	21	79	94	120%	(16%)
Total production - ounces silver equivalent	489,071	610,307	375,563	708,959	2,183,899	2,713,372	(20%)	(20%)

Underground development (m)	742	1,173	562	587	3,064	3,767	(37%)	(19%)
Diamond drilling (m)	2,874	6,793	2,899	2,805	15,370	10,939	(58%)	41%

COST
Mining cost per ounce	$2.76	$2.19	$2.51	$2.11	$2.35	$2.47	26%	(5%)
Milling cost per ounce	8.22	6.96	7.29	6.11	7.02	6.10	18%	15%
Indirect cost per ounce	3.97	3.01	3.54	2.37	3.10	2.25	32%	38%
Total production cost per ounce	$14.94	$12.16	$13.34	$10.59	$12.46	$10.82	23%	15%
Transport and other selling costs per ounce	0.08	0.06	0.06	0.03	0.06	0.13	23%	(59%)
Smelting and refining costs per ounce	0.22	0.22	0.22	0.24	0.22	0.26	(1%)	(14%)
Environmental duty and royalties per ounce	0.04	0.04	0.03	0.03	0.04	0.04	1%	0%
Cash cost per ounce before by-product credits	$15.27	$12.48	$13.65	$10.90	$12.78	$11.25	22%	14%
Deduct: By-product credits	(0.04)	—	(0.06)	(0.04)	(0.03)	(0.04)	100%	(21%)
Cash cost per ounce(1)	$15.23	$12.48	$13.59	$10.86	$12.74	$11.21	22%	14%

Workers’ Participation	0.23	0.18	0.59	0.12	0.24	0.09	26%	174%
Accretion of decommissioning liabilities	0.12	0.10	0.16	0.08	0.11	0.07	16%	46%
Sustaining capital expenditures	3.63	2.23	3.61	1.04	2.39	1.39	62%	72%
All-In Sustaining Costs per ounce	$19.20	$14.99	$17.95	$12.10	$15.49	$12.76	28%	21%

Mining cost per tonne	$6.73	$6.27	$6.34	$5.59	$6.17	$7.56	7%	(18%)
Milling cost per tonne	20.02	19.90	18.39	16.14	18.45	18.66	1%	(1%)
Indirect cost per tonne	9.67	8.60	8.92	6.27	8.14	6.89	12%	18%
Total production cost per tonne	$36.42	$34.77	$33.65	$27.92	$32.76	$33.11	5%	(1%)
(1) Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

For the year, a total of 2,183,899 equivalent ounces of silver were produced by La Encantada compared to 2,713,372 equivalent ounces of silver in 2016. The decrease in production was impacted by a 42 day work stoppage as a result of an illegal blockade by a rogue group of unionized workers who disagreed with the bonus that the Company and their union had previously agreed to. The operation restarted mining activities on June 27, 2017 and milling activities on July 1, 2017 following retraining of personnel. For the year, silver head grades averaged 127 g/t, a decrease of 23% compared to the prior year. This was partially offset by an increase of silver recoveries which averaged 64% in the year compared to 58% in the prior year. Increase in recoveries were attributed to ongoing metallurgical improvements at milling facilities and lower manganese in ore.

A total of 489,071 equivalent ounces of silver were produced by the La Encantada mine during the fourth quarter compared to 610,307 equivalent ounces in the third quarter of 2017, primarily due to an 18% decrease in silver grades and a 6% decrease in tonnes milled compared to the prior quarter. Mine production was temporarily halted on October 1st due to the previously

First Majestic Silver Corp. 2017 Annual Report	Page 19

reported fatal accident involving four underground miners. Following inspections by the Company and federal authorities, the mine was given clearance to resume operations on October 6th. Silver head grades in the quarter was 112 g/t, a decrease of 18% compared to the previous quarter due to delays in the activation of the block caving project and the depletion of higher-grade backfill areas. Silver recoveries averaged 68% during the quarter, a 3% increase compared to 66% in the prior quarter.

Cash cost per ounce for the year was $12.74 compared to $11.21 in the previous year. For the fourth quarter, cash cost was $15.23 per ounce compared to $12.48 per ounce in the previous quarter. The increase in cash cost per ounce compared to the previous year was primarily attributed to the decrease in production attributed to lower head grades as well as work stoppages.

The roasting project advanced in the fourth quarter with approximately 95% of the major components now manufactured. At the end of December, approximately 61% of the major component equipment modules had arrived on site and the remaining module deliveries are expected on site by the end of February 2018. The Company began installation of the dust collectors and rotary dryer in early January 2018 and anticipates to begin installation of the main drive, roasting furnace and cooling system in early March 2018. Upon integration of the roasting circuit to the leaching process in the first half of 2018, the mine is expected to recover an additional 1.5 million ounces of silver annually from the reprocessing of above ground tailings.

During the year, a total of 3,064 metres of underground development was completed compared to 3,767 metres in 2016. For the fourth quarter, a total of 742 metres of underground development was completed compared to 1,173 metres in the third quarter of 2017. Vertical ventilation raises in the San Javier area were completed in the fourth quarter. The Company anticipates initial production from the San Javier breccia to commence in March 2018 with ramp up to full production of approximately 600 tpd by the end of June 2018. The San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

A total of 15,370 metres of exploration drilling was completed in the year, compared to 10,939 metres in the previous year. The 2017 drilling program was successful in the discovery of the La Fe replacement ore body at the La Encantada mine. In the fourth quarter, a total of 2,874 metres of exploration drilling was completed compared to 6,793 metres in the previous quarter.

First Majestic Silver Corp. 2017 Annual Report	Page 20

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	56,753	60,501	81,843	79,108	278,204	337,020	(6%)	(17%)
Average silver grade (g/t)	138	149	173	163	158	171	(7%)	(8%)
Recovery (%)	74%	81%	80%	82%	80%	81%	(9%)	(1%)

Total silver ounces produced	185,695	233,015	365,323	340,958	1,124,992	1,500,951	(20%)	(25%)
Total payable silver ounces produced	175,881	220,701	346,536	323,425	1,066,543	1,422,523	(20%)	(25%)
Gold ounces produced	60	86	86	105	337	344	(30%)	(2%)
Pounds of lead produced	2,662,667	3,695,186	5,993,164	5,627,041	17,978,058	22,537,583	(28%)	(20%)
Total production - ounces silver equivalent	369,992	472,804	712,714	682,219	2,237,730	2,649,326	(22%)	(16%)

Underground development (m)	2,741	2,989	3,222	2,710	11,663	7,659	(8%)	52%
Diamond drilling (m)	5,215	6,673	4,078	3,589	19,555	14,839	(22%)	32%

COST
Mining cost per ounce	$7.74	$6.99	$5.15	$4.93	$5.89	$5.44	11%	8%
Milling cost per ounce	7.90	6.41	4.39	4.20	5.33	3.80	23%	40%
Indirect cost per ounce	7.84	6.29	3.96	3.49	4.94	3.00	25%	65%
Total production cost per ounce	$23.48	$19.69	$13.50	$12.62	$16.16	$12.24	19%	32%
Transport and other selling costs per ounce	0.80	0.96	0.67	0.73	0.77	0.73	(17%)	5%
Smelting and refining costs per ounce	5.10	2.93	5.03	5.68	4.80	5.78	74%	(17%)
Environmental duty and royalties per ounce	0.09	0.08	0.08	0.10	0.09	0.10	13%	(10%)
Cash cost per ounce before by-product credits	$29.47	$23.66	$19.28	$19.13	$21.82	$18.85	25%	16%
Deduct: By-product credits	(16.94)	(17.24)	(15.29)	(16.48)	(16.33)	(13.13)	(2%)	24%
Cash cost per ounce	$12.53	$6.41	$3.99	$2.65	$5.49	$5.73	95%	(4%)

Workers’ Participation	1.24	(1.82)	0.25	1.04	0.22	0.35	(168%)	(37%)
Accretion of decommissioning liabilities	0.22	0.19	0.12	0.12	0.15	0.10	16%	50%
Sustaining capital expenditures	11.49	8.14	3.57	4.16	6.00	2.44	41%	146%
All-In Sustaining Costs per ounce	$25.48	$12.92	$7.93	$7.95	$11.87	$8.62	97%	38%

Mining cost per tonne	$23.99	$25.49	$21.80	$20.16	$22.58	$22.95	(6%)	(2%)
Milling cost per tonne	24.49	23.38	18.61	17.17	20.44	16.04	5%	27%
Indirect cost per tonne	24.29	22.93	16.75	14.25	18.92	12.68	6%	49%
Total production cost per tonne	$72.77	$71.80	$57.16	$51.58	$61.94	$51.67	1%	20%

In 2017, Del Toro produced a total of 2,237,730 silver equivalent ounces compared to 2,649,326 ounces produced in the previous year. The mine processed 278,204 tonnes of ore with an average silver grade of 158 g/t during the year, a decrease of 17% and 8%, respectively, compared to 2016.

During the fourth quarter, the Del Toro mine produced a total of 369,992 silver equivalent ounces compared to 472,804 ounces produced in the previous quarter, primarily due to a 6% decrease in throughput, 7% decrease in silver grades and a 15% decrease in lead grades. During the quarter, the mine processed 56,753 tonnes (617 tpd) of ore with an average silver grade of 138 g/t during the quarter, which decreased 6% and 7%, respectively, compared to the previous quarter. Del Toro struggled to produce during the quarter due to a deficit of production stopes; however, the increased development is beginning to materialize with production levels improving in February 2018.

First Majestic Silver Corp. 2017 Annual Report	Page 21

During the quarter, lead grades and recoveries averaged 3.4% and 62%, respectively, producing a total of 2,662,667 pounds of lead compared to 3,695,186 pounds in the previous quarter as a result of lower throughput and lower head grades.

Cash cost for the year was $5.49 per ounce, a decrease of 4% compared to $5.73 in the previous year. The decrease in cash cost was primarily due to a decrease in smelting and refining costs as a result of favourable contract negotiations and higher lead recoveries in comparison to the previous year.

Cash cost per ounce for the quarter was $12.53, compared to $6.41 per ounce in the previous quarter. The increase in cash cost was primarily attributed to decrease in silver production as well as higher smelting and refining costs due to penalties for impurities from the increased presence of selenium in the concentrates.

Total underground development completed at Del Toro in the year was 11,663 metres, compared to 7,659 metres in the previous year. In the fourth quarter, a total of 2,741 metres were completed compared to 2,989 metres in the third quarter. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation in the Santa Teresa and Purisima zones in the Dolores mine and the Lupitas veins in the San Juan mine.

At quarter end, two underground drill rigs were active at Del Toro and a total of 5,215 metres of exploration drilling was completed in the fourth quarter, compared to 6,673 metres in the previous quarter. In the year, a total of 19,555 metres of diamond drilling were completed compared to 14,839 metres in 2016. The drill program in the year focused on near term production targets and increasing reserves and resources. Underground exploration efforts focused mainly in the Santa Teresa vein in the Dolores mine and the La Escondida vein in the Perseverancia mine. Surface drilling was carried out around Perseverancia mine to explore El Carmen and San Roberto vein targets.

First Majestic Silver Corp. 2017 Annual Report	Page 22

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 31 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,517 hectares, including the application to acquire a new mining concession covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	72,503	69,113	67,073	69,563	278,252	297,802	5%	(7%)
Average silver grade (g/t)	257	243	234	221	239	241	6%	(1%)
Recovery (%)	86%	87%	85%	83%	85%	83%	(1%)	2%

Total silver ounces produced	514,678	471,893	425,645	410,082	1,822,297	1,902,963	9%	(4%)
Total payable silver ounces produced	514,163	471,421	425,219	409,672	1,820,475	1,901,060	9%	(4%)
Gold ounces produced	1,354	1,750	2,080	1,614	6,797	4,134	(23%)	64%
Total production - ounces silver equivalent	617,879	604,686	577,598	522,672	2,322,835	2,209,035	2%	5%

Underground development (m)	3,211	2,781	3,224	2,127	11,344	10,120	15%	12%
Diamond drilling (m)	6,828	7,763	7,352	4,136	26,078	22,135	(12%)	18%

COST
Mining cost per ounce	$3.70	$4.00	$4.02	$3.66	$3.84	$3.28	(8%)	17%
Milling cost per ounce	3.79	4.22	3.86	3.98	3.96	3.66	(10%)	8%
Indirect cost per ounce	2.83	3.04	3.07	2.76	2.92	2.25	(7%)	30%
Total production cost per ounce	$10.31	$11.26	$10.94	$10.41	$10.73	$9.19	(8%)	17%
Transport and other selling costs per ounce	0.22	0.24	0.22	0.22	0.22	0.22	(8%)	0%
Smelting and refining costs per ounce	0.21	0.21	0.21	0.20	0.21	0.22	0%	(5%)
Environmental duty and royalties per ounce	0.12	0.10	0.11	0.12	0.11	0.10	20%	10%
Cash cost per ounce before by-product credits	$10.86	$11.80	$11.47	$10.95	$11.27	$9.72	(8%)	16%
Deduct: By-product credits	(3.30)	(4.69)	(6.04)	(4.53)	(4.58)	(2.66)	(30%)	72%
Cash cost per ounce	$7.55	$7.11	$5.43	$6.42	$6.69	$7.07	6%	(5%)

Workers’ Participation	0.36	0.24	0.47	0.25	0.33	0.36	50%	(8%)
Accretion of decommissioning liabilities	0.06	0.06	0.07	0.07	0.06	0.07	0%	(14%)
Sustaining capital expenditures	1.76	2.61	1.56	1.93	1.97	1.90	(33%)	4%
All-In Sustaining Costs per ounce	$9.73	$10.03	$7.53	$8.66	$9.06	$9.40	(3%)	(4%)

Mining cost per tonne	$26.25	$27.27	$25.47	$21.55	$25.14	$20.91	(4%)	20%
Milling cost per tonne	26.85	28.80	24.45	23.46	25.91	23.38	(7%)	11%
Indirect cost per tonne	20.04	20.74	19.45	16.28	19.13	14.35	(3%)	33%
Total production cost per tonne	$73.14	$76.81	$69.37	$61.28	$70.18	$58.64	(5%)	20%

In 2017, San Martin produced 1,822,297 silver ounces and 6,797 ounces of gold for a total production of 2,322,835 silver equivalent ounces. Total production increased 5% compared to the 2,209,035 silver equivalent ounces in the prior year primarily due to a 64% increase in gold ounces produced and a 2% increase in silver recoveries. For the year, the San Martin mine processed a total of 278,252 tonnes compared to 297,802 tonnes in the previous year. Silver grades and recoveries averaged 239 g/t and 85%, respectively, while gold grades and recoveries averaged 0.8 g/t and 93%, respectively.

During the quarter, San Martin produced 514,678 silver ounces and 1,354 ounces of gold for a total production of 617,879 silver equivalent ounces. Total production increased by 2% compared to the 604,686 silver equivalent ounces in the prior quarter and the highest quarterly production rate of 2017 primarily due to a 6% increase in silver grade. The increase in production was attributed to higher tonnage, and higher silver grades.

First Majestic Silver Corp. 2017 Annual Report	Page 23

For the quarter, the San Martin mine processed a total of 72,503 tonnes compared to 69,113 tonnes in the previous quarter. Silver grades and recoveries averaged 257 g/t and 86%, respectively. In addition, gold grades and recoveries averaged 0.6 g/t and 91%, respectively.

Cash cost per ounce was $6.69 in the year, a decrease of 5% compared to $7.07 per ounce in the previous year. The decrease in cash cost was primarily attributed to higher by-product credits related to increased gold production, partially offset by higher energy and labour costs.

Cash cost per ounce was $7.55 in the quarter compared to $7.11 in the previous quarter. The increase in cash cost was primarily due to lower by-product credits.

A total of 11,344 metres of underground development was completed in 2017 compared to 10,120 metres of underground development in 2016. This investment has allowed the opening of two new production levels while development activities focus on the extension of the veins at Hedionda and La Veladora. In the fourth quarter, a total of 3,211 metres of underground development was completed compared to 2,781 metres in the previous quarter.

A total of 26,078 metres of diamond drilling were completed in the year, compared to 22,135 metres in the previous year. During the quarter, a total of 6,828 metres of diamond drilling were completed compared with 7,763 metres drilled in the previous quarter. At quarter end, one underground drill rig and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration focused on the extension of the Rosario vein in the area known as the 5 Señores, as well as the Guitarrona, Pitayo and Huichola Norte veins.

First Majestic Silver Corp. 2017 Annual Report	Page 24

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2017-Q4	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q4 vs Q3	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	37,885	23,896	29,547	36,514	127,842	155,696	59%	(18%)
Average silver grade (g/t)	173	187	188	210	189	228	(7%)	(17%)
Recovery (%)	79%	82%	77%	77%	79%	81%	(4%)	(2%)

Total silver ounces produced	166,698	117,504	138,345	189,159	611,705	923,597	42%	(34%)
Total payable silver ounces produced	158,363	111,629	131,428	179,701	581,120	875,967	42%	(34%)
Gold ounces produced	1,622	862	1,254	1,815	5,553	8,181	88%	(32%)
Total production - ounces silver equivalent	290,654	182,986	229,276	316,195	1,019,111	1,523,688	59%	(33%)

Underground development (m)	1,818	1,976	2,093	2,279	8,167	7,581	(8%)	8%
Diamond drilling (m)	11,030	6,345	3,092	7,416	27,883	21,771	74%	28%

COST
Mining cost per ounce	$7.60	$9.84	$8.02	$6.00	$7.63	$6.19	(23%)	23%
Milling cost per ounce	4.86	5.49	4.78	3.90	4.67	3.05	(11%)	53%
Indirect cost per ounce	7.55	10.37	8.22	5.41	7.58	4.52	(27%)	68%
Total production cost per ounce	$20.00	$25.70	$21.02	$15.31	$19.88	$13.76	(22%)	44%
Transport and other selling costs per ounce	0.90	1.05	0.96	0.90	0.94	0.53	(15%)	77%
Smelting and refining costs per ounce	1.65	1.65	1.58	1.66	1.64	3.70	0%	(56%)
Environmental duty and royalties per ounce	0.14	0.14	0.13	0.16	0.14	0.15	5%	(7%)
Cash cost per ounce before by-product credits	$22.69	$28.54	$23.69	$18.03	$22.60	$18.15	(20%)	25%
Deduct: By-product credits	(11.49)	(9.52)	(11.03)	(11.67)	(11.06)	(10.92)	21%	1%
Cash cost per ounce	$11.20	$19.02	$12.66	$6.36	$11.53	$7.23	(41%)	59%

Workers’ Participation	0.37	0.07	0.21	(0.15)	0.12	0.17	419%	(32%)
Accretion of decommissioning liabilities	0.13	0.20	0.16	0.11	0.14	0.09	(34%)	54%
Sustaining capital expenditures	6.07	12.26	6.49	5.52	7.18	5.85	(50%)	23%
All-In Sustaining Costs per ounce	$17.77	$31.55	$19.52	$11.84	$18.98	$13.33	(44%)	42%

Mining cost per tonne	$31.75	$45.98	$35.69	$29.52	$34.68	$34.84	(31%)	0%
Milling cost per tonne	20.31	25.65	21.25	19.19	21.21	17.14	(21%)	24%
Indirect cost per tonne	31.55	48.46	36.55	26.62	34.46	25.45	(35%)	35%
Total production cost per tonne	$83.61	$120.09	$93.49	$75.33	$90.35	$77.43	(30%)	17%

During the year, La Guitarra produced 611,705 silver ounces and 5,553 gold ounces for a total annual production of 1,019,111 silver equivalent ounces. Total production decreased 33% in comparison to 2016 primarily due to an 18% decrease in throughput and a 17% decrease in average silver grade.

In September 2017, two large earthquakes registering magnitudes of 8.2 and 7.1 on the Richter Scale struck the southern states of Mexico. The La Guitarra mine, located in the state of Mexico, was evacuated for a total of eight days for safety precautions and to allow for a full inspection of the underground mine, plant and tailings dam to assess any potential damages. The inspection revealed no significant risks or damages allowing for the restart of production in late September.

During the fourth quarter, La Guitarra produced a total of 290,654 silver equivalent ounces, consisting of 166,698 silver ounces and 1,622 gold ounces. Compared to the previous quarter, total production increased by 59% due to a 59% increase in tonnes milled as new areas in the Coloso mine were brought into production as well as the processing of backfills from the La Guitarra mine.

First Majestic Silver Corp. 2017 Annual Report	Page 25

Silver grades and recoveries averaged 173 g/t and 79%, respectively, during the quarter, while gold grades and recoveries averaged 1.7 g/t and 79%, respectively.

Cash cost for the year was $11.53 per ounce compared to $7.23 in the previous year. The increase in cash cost was attributed to a combination of an 18% decrease in throughput, a 17% decrease in silver grades, as well as higher energy and labour costs.

Cash cost in this quarter was $11.20 per ounce, a 41% decrease compared to $19.02 per ounce in the previous quarter. The decrease in cash cost per ounce from the previous quarter was primarily attributed to the increase in silver ounces produced, increase in by-product credits from higher gold production, as well as a weaker Mexican peso which depreciated 6% against the U.S. dollar compared to the previous quarter.

A total of 8,167 metres of underground development was completed during the year compared to 7,581 metres in the previous year. In the quarter, the mine completed a total of 1,818 metres of underground development compared to 1,976 metres in the previous quarter.

During the quarter, four drill rigs were active at the La Guitarra property, including two underground and two on surface, and 11,030 metres of diamond drilling were completed compared to 6,345 metres during the previous quarter, an increase of 74%. This significant 74% increase was due to two additional rigs arriving on site in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas. In 2017, a total of 27,883 metres of diamond drilling was completed compared to 21,771 metres in the previous year.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2017, the Company has paid the $0.2 million and has issued $4.7 million in common shares. The remaining balance of $0.5 million in common shares will be issued in September 2018 based on the Company’s five day volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2017 Annual Report	Page 26

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the fourth quarter of 2017, four drill rigs were active on site and the Company completed 7,955 metres of diamond drilling at the Plomosas Silver Project, compared to 4,520 metres in the previous quarter. Surface exploration drilling started during the fourth quarter focusing on the San Juan mine area.

The development program is continuing to advance the crosscuts to prepare underground drill stations and 488 of the planned 520 metres have been completed. The drilling and development programs are designed to provide geological and analytical data in order to prepare a NI 43-101 Technical Report with Resource estimates and a Preliminary Economic Assessment in late 2018.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given claims they overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near of Real de Catorce, as that would prohibit them from engaging in many economic live hood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 4,250 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2017 Annual Report	Page 27

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2017	2016	Variance %

Revenues	$61,165	$66,170	(8)%	(1)
Mine operating costs
Cost of sales	39,309	37,346	5%	(2)
Depletion, depreciation and amortization	20,454	18,881	8%
	59,763	56,227	6%

Mine operating earnings	1,402	9,943	(86)%	(3)

General and administrative expenses	3,952	4,842	(18)%	(4)
Share-based payments	1,850	1,097	69%	(5)
Impairment of non-current assets	65,500	—	100%	(6)
Foreign exchange (gain) loss	(807)	794	(202)%
Operating (loss) earnings	(69,093)	3,210	(2,252)%
Investment and other income	265	(633)	142%
Finance costs	(1,052)	(1,045)	1%
(Loss) earnings before income taxes	(69,880)	1,532	(4,661)%
Current income tax expense	4,142	4,934	(16)%
Deferred income tax expense (recovery)	(17,938)	(5,216)	244%
Income tax expense (recovery)	(13,796)	(282)	4,792%	(7)
Net (loss) earnings for the period	($56,084)	$1,814	(3,192)%	(8)

(Loss) earnings per share (basic and diluted)	($0.34)	$0.01	(3,167)%	(8)

1.	Revenues in the quarter decreased 8% compared to the same quarter of the previous year primarily attributed to:

•
a 7% decrease in silver equivalent ounces sold compared to the fourth quarter of 2016, primarily attributed to a decrease in production from Del Toro, La Parrilla, La Encantada and La Guitarra due to lower throughputs and head grades; and

•	a 3% decrease in the average realized silver price of $16.61 per ounce compared to $17.10 per ounce in the same quarter of the prior year;
offset by:

•
smelting and refining costs decreased from $4.5 million ($1.63 per ounce) to $2.4 million ($1.06 per ounce). The savings were attributed to the lower smelting and refining rates renegotiated in the past year;

2.	Cost of sales in the quarter increased by 5% compared to the same quarter of the previous year as a result of the following factors:

•
a $3.1 million or 20%, increase in labour costs compared to the fourth quarter of 2016, primarily due to cost of living adjustments for workers in light of inflationary pressures in Mexico and hiring of additional skilled labour; and

•
strengthening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which strengthened by 5% against the U.S. dollar compared to the fourth quarter of 2016.

First Majestic Silver Corp. 2017 Annual Report	Page 28

3.
Mine operating earnings during the quarter decreased by $8.5 million to $1.4 million from the fourth quarter of 2016, primarily due to a $5.0 million decrease in revenue and $2.0 million increase in cost of sales.

4.	General and administrative expenses during the quarter decreased by $0.9 million or 18% compared to the same quarter of 2016, primarily due to a decrease in salary and benefits.

5.
Share-based payments during the quarter was 69% higher compared to the same quarter of 2016, despite less stock options granted, primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to same quarter in the prior year.

6.	Impairment of non-current assets during the quarter was $65.5 million, or $42.4 million net of tax, due to an impairment charge on the Del Toro mine due to a decrease in Reserves and Resources.

7.
During the quarter, the Company recorded a current income tax expense of $4.1 million and a deferred income tax recovery of $17.9 million, resulting in a net income tax recovery of $13.8 million compared to an income tax recovery of $0.3 million in the fourth quarter of 2016. The $13.5 million increase in income tax recovery was attributed to the tax effect on impairment charge on non-current assets and an increase in unrecognized deferred tax assets.

8.	As a result of the foregoing, net loss for the quarter was $56.1 million (loss per share of $0.34) compared to net earnings of $1.8 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2017 Annual Report	Page 29

For the year to date period ended December 31, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2017	2016	2015	'17 vs '16

Revenues	$252,288	$278,077	$219,444	(9)%	(1)
Mine operating costs
Cost of sales	159,265	149,281	135,674	7%	(2)
Depletion, depreciation and amortization	77,045	79,593	75,039	(3)%
	236,310	228,874	210,713

Mine operating earnings	15,978	49,203	8,731	(68)%	(3)

General and administrative	17,493	17,747	17,004	(1)%
Share-based payments	8,295	4,403	4,926	88%	(4)
Impairment of non-current assets	65,500	—	108,421	100%	(5)
Acquisition costs	—	—	2,054	—%
Foreign exchange gain	(4,314)	(1,192)	(3,266)	262%
Operating (loss) earnings	(70,996)	28,245	(120,408)	(351)%
Investment and other (loss) income	(34)	5,209	(34)	(101)%	(6)
Finance costs	(4,271)	(7,963)	(5,810)	(46)%	(7)
(Loss) earnings before income taxes	(75,301)	25,491	(126,252)	(395)%
Current income tax expense	7,177	8,346	2,200	(14)%
Deferred income tax (recovery) expense	(29,206)	8,544	(20,028)	(442)%
Income tax (recovery) expense	(22,029)	16,890	(17,828)	(230)%	(8)
Net (Loss) earnings for the period	($53,272)	$8,601	($108,424)	(719)%	(9)

Earnings (Loss) per share (basic and diluted)	($0.32)	$0.05	($0.84)	(703)%	(9)

Cash and cash equivalents	$118,141	$129,049	$51,018
Total assets	$781,441	$857,175	$789,700
Non-current liabilities	$144,581	$185,902	$155,780

1.	Revenues in the year ended December 31, 2017 decreased 9% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold decreased by 12% compared to the previous year, primarily attributed to a 13% decrease in production as a result of lower production from La Parrilla, La Encantada, Santa Elena and La Guitarra. Production in the year was impacted by unusual efforts by unionized workers in the second quarter to illegally disrupt mining activities which caused labour issues, including minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days;

Partially offset by:

•
Smelting and refining costs decreased from $22.0 million ($1.91 per ounce) to $11.4 million ($1.19 per ounce) as a result of savings attributed to the new smelting and refining agreements negotiated over the past year.

2.	Cost of sales in the year increased 7% compared to 2016 as a result of the following factors:

•
increase in energy costs of approximately $2.5 million, or 9%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30% which was partially offset by lower utilization by the Company; and

•	a $6.0 million or 9% increase in labour costs compared to the same period of 2016, primarily due to hiring of additional

First Majestic Silver Corp. 2017 Annual Report	Page 30

skilled labour as well as cost of living adjustments for workers in light of inflationary pressures in Mexico.

3.
As a result of the foregoing, mine operating earnings during the year ended December 31, 2017 decreased $33.2 million from 2016 due to the combination of a $25.8 million decrease in revenue combined with an $10.0 million increase in cost of sales.

4.
Share-based payments during the year ended December 31, 2017 was 88% higher compared to the same period of 2016, despite less stock options granted, the increase was primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to the prior year.

5.	Impairment of non-current assets during the year was $65.5 million, or $42.4 million net of tax, due to an impairment charge on the Del Toro mine due to a decrease in Reserves and Resources.

6.	The Company’s investment and other income or loss was $5.2 million lower compared to 2016, primarily due to the following:

•	$2.6 million loss on investment in marketable securities, compared to a $6.3 million gain in the previous year;
Offset by:

•
$1.3 million loss on fair value adjustment of prepayment facilities recognized in the previous year, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016;

•	$1.2 million in gain from investment in derivatives in the current year; and

•	$1.0 million in interest income.

7.
Finance costs decreased $3.7 million during the year ended December 31, 2017 compared to the same period of 2016, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments.

8.
During the year ended December 31, 2017, the Company recorded a current income tax expense of $7.2 million and a deferred income tax recovery of $29.2 million for a net income tax recovery of $22.0 million compared to an income tax expense of $16.9 million in the same period of 2016. The decrease in income tax expense was attributed to:

•
In November 2015, the Mexican Tax Authorities introduced a provision which enabled companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the first quarter of 2016;

•a $100.8 million decrease in earnings before income taxes;
•deferred income tax effect of $23.1 million on the $65.5 million impairment charge on non-current assets; and
•the impact of foreign exchange net of deferred tax asset and liabilities.

9.	As a result of the foregoing, net loss for the year ended December 31, 2017 was $53.3 million (loss per share of $0.32), compared to earnings of $8.6 million (EPS of $0.05) in the prior year.

First Majestic Silver Corp. 2017 Annual Report	Page 31

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2017				2016
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$61,165	$61,901	$60,116	$69,106	$66,170	$79,326	$66,072	$66,509
Cost of sales	$39,309	$40,290	$40,004	$39,662	$37,346	$38,421	$36,252	$37,262
Depletion, depreciation and amortization	$20,454	$18,436	$18,707	$19,448	$18,881	$20,955	$19,879	$19,878
Mine operating earnings	$1,402	$3,175	$1,405	$9,996	$9,943	$19,950	$9,941	$9,369
Net (loss) earnings after tax	($56,084)	($1,320)	$1,412	$2,720	$1,814	$8,115	$6,105	($7,433)
(Loss) earnings per share-basic	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)
(Loss) earnings per share-diluted	($0.34)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)

During the fourth quarter of 2017, mine operating earnings decreased to $1.4 million compared to $3.2 million in the previous quarter. The decrease was primarily attributed to $0.7 million decrease in revenue, $2.0 million increase in depletion, depreciation and amortization, partially offset by $1.0 decrease in cost of sales. Net loss after tax for the quarter was $56.1 million, a decrease of $54.8 million compared to the previous quarter primarily due to an impairment charge of $65.5 million, or $42.4 million net of tax, on the Del Toro Silver Mine and lower mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2017, the Company's treasury included cash and cash equivalents of $118.1 million compared to $129.0 million at December 31, 2016. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at December 31, 2017, total available liquidity was $125.1 million (see page 43), including $8.8 million of undrawn revolving credit facility.

Cash and cash equivalents decreased by $10.9 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash used in investing activities of $75.9 million, primarily related to:

•	$54.6 million spent on mine development and exploration activities; and

•	$20.9 million spent on purchase of property, plant and equipment.

•	Cash used in financing activities of $8.7 million, including:
•$12.7 million on repayment of debt facilities;
•$6.8 million on repayment of equipment financing obligations; and
•$2.8 million on financing costs;
net of:
•$7.9 million proceeds from equipment financing obligations; and
•$5.7 million proceeds from exercise of stock options.
offset by:

•	Cash provided from operating activities of $70.5 million.

Working capital as at December 31, 2017 was $116.3 million compared to $130.6 million at December 31, 2016.

In February 2018, the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. The initial conversion rate represents a premium of approximately 35% relative to the Company's closing share price on the day before the announcement

First Majestic Silver Corp. 2017 Annual Report	Page 32

and is subject to adjustment in certain events. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2017 and December 31, 2016, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$35,567	$35,567	$—	$—	$—
Debt facilities	33,629	14,037	19,592	—	—
Equipment financing obligations	10,084	4,595	5,110	379	—
Other liabilities	655	—	655	—	—
Purchase obligations and commitments	6,550	5,600	950	—	—
	$86,485	$59,799	$26,307	$379	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

First Majestic Silver Corp. 2017 Annual Report	Page 33

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$43,555	$55	$8,787	($1,830)	$—	$50,567	$5,057
Mexican peso	2,296	15,157	—	(15,183)	8,000	10,270	1,027
	$45,851	$15,212	$8,787	($17,013)	$8,000	$60,837	$6,084

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$310	$84	$454	$73	$921
Metals in doré and concentrates inventory	60	91	22	9	182
	$370	$175	$476	$82	$1,103

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

First Majestic Silver Corp. 2017 Annual Report	Page 34

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2017, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

First Majestic Silver Corp. 2017 Annual Report	Page 35

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2017 and 2016.

Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At December 31, 2017, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2017.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,728,029 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2017:

Announced Acquisition of Primero Mining Corp. and Related Debt Financings

a.
On January 12, 2018, the Company entered into a definitive agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding shares of Primero Mining Corp. ("Primero") comprised of the following transactions:

•
First Majestic to issue 6,418,774 common shares of the Company, with an approximate fair value of $45.2 million at the time of the announcement, to shareholders of Primero in exchange for all of the issued and outstanding shares of Primero (the "Arrangement");

•
First Majestic has entered into an agreement with Wheaton Precious Metals Corp. ("WPM") to restructure its streaming agreement at Primero’s San Dimas silver-gold mine (“San Dimas”) in exchange for 20,914,590 common shares of First Majestic, with an approximate fair value of $147.4 million at the time of the announcement. The new stream arrangement will be based on 25% of the gold equivalent production at San Dimas with ongoing payments of $600 per gold equivalent ounce delivered under the agreement.

•
Holders of Primero’s $75 million 2020 convertible debentures (the "Debentures") will be asked to approve an amendment to accelerate the maturity date of the Debentures to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the indenture.

•	Primero shareholders will vote on the acquisition on March 13, 2018.

With this acquisition, Primero's San Dimas Mine will be First Majestic’s seventh producing silver mine, adding further growth potential to the Company’s portfolio of Mexican projects. Together with the Company's existing silver mines

First Majestic Silver Corp. 2017 Annual Report	Page 36

in Mexico, the combined Company is expected to have silver equivalent production of 27 to 30 million silver equivalent ounces.

b.
To fund the proposed repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, the Company has successfully raised or has committed cash through the following debt financing arrangements:

•
Issuance of $156.5 million five year convertible debentures with a semi-annual interest of 1.875% per annum. The initial conversion rate for the convertible debentures will be 104.3297 common shares per $1,000 principal amount, equivalent to an initial conversion price of approximately $9.59 per share of First Majestic. Proceeds from the convertible debentures will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes.

•
Scotiabank commitment of $150.0 million of new credit facilities, including a $75.0 million three year revolving credit facility and a $75.0 million one year bridge loan which bears an interest rate of LIBOR plus a range from 2.25% to 3.50%, depending on certain financial parameters of the Company. A standby fee from 0.56% to 0.88% is also applicable for the undrawn portion of the revolving credit facility. Proceeds from the revolving credit facility will be used to pay down First Majestic and Primero’s existing debt facilities. The bridge loan is meant to be used as a backstop which the Company does not expect to draw upon and may elect not to proceed with prior to closing.

Delisting from Bolsa Mexican Stock Exchange ("BMV")
Effective February 21, 2018, the Company has delisted from the BMV. As part of the process, the Company has placed in trust $2.0 million to repurchase and cancel 317,837 common shares from shareholders who acquired their shares on BMV.

Share Buyback
Since December 31, 2017, the Company has repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Pursuant to the above subsequent events, the Company has 165,728,029 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and

First Majestic Silver Corp. 2017 Annual Report	Page 37

cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré and concentrate sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré and concentrate shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard. In accordance with the terms of the Company's concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled. The impact of this change on the amount of revenue recognized in a year is insignificant.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company's material revenue streams, which consist of the Company's doré and concentrate sales, to supplement the revenue data that are currently presented in the revenue note disclosure . New disclosures will be presented relating to the timing of completion of the Company's performance obligations, for example, upon delivery and/or other points in time, and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The adoption of this standard is expected to have limited impact on the Company's financial statements. The Company intends to designate equity securities as financial assets at fair value through other comprehensive income only and will not be transfered into (loss) earnings upon disposition or impairment resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

First Majestic Silver Corp. 2017 Annual Report	Page 38

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

In the fourth quarter of 2017, the Company identified an immaterial classification error between gold and silver revenues which resulted in an understatement of by-product credits and an overstatement of cash costs and all-in sustaining costs during the first three quarters of 2017. The effect of the classification error was retrospectively adjusted and the impact is summarized as follows:

	2017-Q3	2017-Q2	2017-Q1
Consolidated
Cash cost per ounce (before adjustment)	$8.52	$7.41	$6.68
Cash cost per ounce (after adjustment)	$8.15	$7.01	$6.31
All-in sustaining cost per ounce (before adjustment)	$15.73	$14.58	$12.21
All-in sustaining cost per ounce (after adjustment)	$15.36	$14.17	$11.85
Santa Elena
Cash cost per ounce (before adjustment)	$1.39	$2.86	$1.54
Cash cost per ounce (after adjustment)	($0.18)	$1.24	($0.12)
All-in sustaining cost per ounce (before adjustment)	$4.64	$6.64	$4.61
All-in sustaining cost per ounce (after adjustment)	$3.08	$5.02	$2.95

First Majestic Silver Corp. 2017 Annual Report	Page 39

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,965	$7,241	$6,630	$4,131	$5,302	$3,168	$37,437
Add: transportation and other selling cost	125	37	199	141	112	142	800
Add: smelting and refining cost	132	104	944	898	105	261	2,444
Add: environmental duty and royalties cost	140	18	38	17	60	22	295
Total cash cost before by-product credits (B)	$11,362	$7,400	$7,811	$5,187	$5,579	$3,593	$40,976
Deduct: By-product credits attributed to
Gold by-product credits	(15,393)	(22)	(260)	—	(1,698)	(1,819)	(19,192)
Lead by-product credits	—	—	(1,748)	(2,980)	—	—	(4,728)
Zinc by-product credits	—	—	(1,542)	—	—	—	(1,542)
Total by-product credits	($15,393)	($22)	($3,550)	($2,980)	($1,698)	($1,819)	($25,462)
Total cash cost (C)	($4,031)	$7,378	$4,261	$2,207	$3,881	$1,774	$15,514
Workers’ participation	78	110	122	217	185	60	772
General and administrative expenses	—	—	—	—	—	—	3,683
Share-based payments	—	—	—	—	—	—	1,850
Accretion of decommissioning liabilities	43	58	41	39	29	20	230
Sustaining capital expenditures	2,744	1,757	1,383	2,021	906	961	10,386
All-In Sustaining Costs (D)	($1,166)	$9,303	$5,807	$4,484	$5,001	$2,815	$32,435
Payable silver ounces produced (E)	582,206	484,568	380,084	175,881	514,163	158,363	2,295,265
Tonnes milled (F)	232,575	198,845	138,124	56,753	72,503	37,885	736,684

Total cash cost per ounce, before by-product credits (B/E)	$19.51	$15.27	$20.55	$29.47	$10.86	$22.69	$17.85
Total cash cost per ounce (C/E)	($6.93)	$15.23	$11.21	$12.53	$7.55	$11.20	$6.76
All-in sustaining cost per ounce (D/E)	($2.01)	$19.20	$15.28	$25.48	$9.73	$17.77	$14.13
Production cost per tonne (A/F)	$47.13	$36.42	$48.00	$72.77	$73.14	$83.61	$50.81

Gold by-product credits per ounce	($26.44)	($0.04)	($0.68)	$—	($3.30)	($11.49)	($8.36)
Lead by-product credits per ounce	—	—	(4.60)	(16.94)	—	—	(2.06)
Zinc by-product credits per ounce	—	—	(4.06)	—	—	—	(0.67)
Total by-product credits per ounce	($26.44)	($0.04)	($9.34)	($16.94)	($3.30)	($11.49)	($11.09)

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$9,685	$7,746	$6,427	$4,341	$4,357	$3,010	$35,566
Add: transportation and other selling cost	81	(4)	134	227	78	128	644
Add: smelting and refining cost	170	111	1,330	1,913	99	880	4,503
Add: environmental duty and royalties cost	120	22	77	31	50	34	334
Total cash cost before by-product credits (B)	$10,056	$7,875	$7,968	$6,512	$4,584	$4,052	$41,047
Deduct: By-product credits attributed to
Gold by-product credits	(11,002)	(27)	(235)	—	(1,044)	(2,288)	(14,596)
Lead by-product credits	—	—	(1,767)	(5,596)	—	—	(7,363)
Zinc by-product credits	—	—	(1,199)	—	—	—	(1,199)
Total by-product credits	($11,002)	($27)	($3,201)	($5,596)	($1,044)	($2,288)	($23,158)
Total cash cost (C)	($946)	$7,848	$4,767	$916	$3,540	$1,764	$17,889
Workers’ participation	—	6	65	414	344	(37)	793
General and administrative expenses	—	—	—	—	—	—	4,639
Share-based payments	—	—	—	—	—	—	1,097
Accretion of decommissioning liabilities	32	46	30	34	32	19	193
Sustaining capital expenditures	2,096	1,452	2,292	1,385	1,186	1,897	10,925
All-In Sustaining Costs (D)	$1,182	$9,352	$7,154	$2,749	$5,102	$3,643	$35,536
Payable silver ounces produced (E)	659,216	565,659	466,385	326,209	509,913	227,798	2,755,180
Tonnes milled (F)	257,771	235,039	153,309	82,767	76,848	38,422	844,155

Total cash cost per ounce, before by-product credits (B/E)	$2.81	$13.88	$11.77	$6.73	$7.49	$10.34	$15.82
Total cash cost per ounce (C/E)	($1.43)	$13.87	$10.22	$2.80	$6.94	$7.74	$6.49
All-in sustaining cost per ounce (D/E)	$1.79	$16.53	$15.34	$8.43	$10.01	$15.99	$12.90
Production cost per tonne (A/F)	$37.57	$32.96	$41.92	$52.45	$56.70	$78.31	$42.13

Gold by-product credits per ounce	($16.69)	($0.05)	($0.50)	$—	($2.05)	($10.04)	($5.30)
Lead by-product credits per ounce	—	—	(3.79)	(17.15)	—	—	(2.67)
Zinc by-product credits per ounce	—	—	(2.57)	—	—	—	(0.44)
Total by-product credits per ounce	($16.69)	($0.05)	($6.86)	($17.15)	($2.05)	($10.04)	($8.41)

First Majestic Silver Corp. 2017 Annual Report	Page 40

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$48,730	$27,039	$25,345	$17,233	$19,526	$11,551	$149,424
Add: transportation and other selling cost	500	121	697	821	408	548	3,267
Add: smelting and refining cost	550	485	3,927	5,122	383	951	11,418
Add: environmental duty and royalties cost	486	77	155	94	201	83	1,096
Total cash cost before by-product credits (B)	$50,266	$27,722	$30,124	$23,270	$20,518	$13,133	$165,205
Deduct: By-product credits attributed to
Gold by-product credits	(53,784)	(76)	(986)	—	(8,333)	(6,429)	(69,608)
Lead by-product credits	—	—	(6,537)	(17,412)	—	—	(23,949)
Zinc by-product credits	—	—	(4,317)	—	—	—	(4,317)
Total by-product credits	($53,784)	($76)	($11,840)	($17,412)	($8,333)	($6,429)	($97,874)
Total cash cost (C)	($3,518)	$27,646	$18,284	$5,858	$12,185	$6,704	$67,331
Workers’ participation	$352	$524	$545	$236	$603	$68	$2,328
General and administrative expenses	—	—	—	—	—	—	16,461
Share-based payments	—	—	—	—	—	—	8,295
Accretion of decommissioning liabilities	176	235	166	159	116	83	935
Sustaining capital expenditures	8,045	5,194	7,698	6,403	3,589	4,174	36,778
All-In Sustaining Costs (D)	$5,055	$33,599	$26,693	$12,656	$16,493	$11,029	$132,128
Payable silver ounces produced (E)	2,279,330	2,169,319	1,645,831	1,066,543	1,820,475	581,120	9,562,618
Tonnes milled (F)	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506

Total cash cost per ounce, before by-product credits (B/E)	$22.05	$12.78	$18.30	$21.82	$11.27	$22.60	$17.28
Total cash cost per ounce (C/E)	($1.54)	$12.74	$11.11	$5.49	$6.69	$11.53	$7.04
All-in sustaining cost per ounce (D/E)	$2.22	$15.49	$16.22	$11.87	$9.06	$18.98	$13.82
Production cost per tonne (A/F)	$52.53	$32.76	$46.59	$61.94	$70.18	$90.35	$50.12

Gold by-product credits per ounce	($23.60)	($0.03)	($0.60)	$—	($4.58)	($11.06)	($7.28)
Lead by-product credits per ounce	—	—	(3.97)	(16.33)	—	—	(2.50)
Zinc by-product credits per ounce	—	—	(2.62)	—	—	—	(0.45)
Total by-product credits per ounce	($23.60)	($0.03)	($7.19)	($16.33)	($4.58)	($11.06)	($10.23)
(1) Cash cost per ounce in the period excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$41,503	$29,172	$23,725	$17,418	$17,460	$12,055	$141,333
Add: transportation and other selling cost	386	362	1,083	1,045	419	461	3,756
Add: smelting and refining cost	703	700	8,735	8,221	411	3,244	22,014
Add: environmental duty and royalties cost	497	95	333	140	189	135	1,389
Total cash cost before by-product credits (B)	$43,089	$30,329	$33,876	$26,824	$18,479	$15,895	$168,492
Deduct: By-product credits attributed to
Gold by-product credits	(48,509)	(119)	(795)	—	(5,052)	(9,565)	(64,040)
Lead by-product credits	—	—	(8,536)	(18,672)	—	—	(27,208)
Zinc by-product credits	—	—	(8,902)	—	—	—	(8,902)
Total by-product credits	($48,509)	($119)	($18,233)	($18,672)	($5,052)	($9,565)	($100,150)
Total cash cost (C)	($5,420)	$30,210	$15,643	$8,152	$13,427	$6,330	$68,342
Workers’ participation	—	238	332	499	689	149	1,907
General and administrative expenses	—	—	—	—	—	—	16,988
Share-based payments	—	—	—	—	—	—	4,403
Accretion of decommissioning liabilities	139	200	128	146	135	81	829
Sustaining capital expenditures	9,891	3,753	5,493	3,472	3,611	5,120	32,264
All-In Sustaining Costs (D)	$4,610	$34,401	$21,596	$12,269	$17,862	$11,680	$124,733
Payable silver ounces produced (E)	2,594,639	2,695,690	2,063,392	1,422,523	1,901,060	875,967	11,553,271
Tonnes milled (F)	988,060	881,075	610,509	337,020	297,802	155,696	3,270,162

Total cash cost per ounce, before by-product credits (B/E)	$16.61	$11.25	$16.42	$18.85	$9.73	$18.15	$14.59
Total cash cost per ounce (C/E)	($2.09)	$11.21	$7.58	$5.73	$7.07	$7.23	$5.92
All-in sustaining cost per ounce (D/E)	$1.78	$12.76	$10.46	$8.62	$9.40	$13.33	$10.79
Production cost per tonne (A/F)	$42.00	$33.11	$38.85	$51.67	$58.64	$77.43	$43.22

Gold by-product credits per ounce	($18.70)	($0.04)	($0.39)	$—	($2.66)	($10.92)	($5.54)
Lead by-product credits per ounce	—	—	(4.14)	(13.13)	—	—	(2.36)
Zinc by-product credits per ounce	—	—	(4.31)	—	—	—	(0.77)
Total by-product credits per ounce	($18.70)	($0.04)	($8.84)	($13.13)	($2.66)	($10.92)	($8.67)

First Majestic Silver Corp. 2017 Annual Report	Page 41

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Revenues as reported	$61,165	$66,170	$252,288	$278,077
Add back: smelting and refining charges	2,444	4,502	11,418	22,014
Gross revenues	63,609	70,672	263,706	300,091
Less: Sandstorm gold revenues	(1,171)	(798)	(3,917)	(3,592)
Gross revenues, excluding Sandstorm (A)	$62,438	$69,874	$259,789	$296,499

Payable equivalent silver ounces sold	3,958,721	4,245,091	15,924,461	18,015,866
Less: Payable equivalent silver ounces sold to Sandstorm	(199,665)	(158,228)	(748,115)	(739,246)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	3,759,056	4,086,863	15,176,346	17,276,620

Average realized price per ounce of silver sold (A/B)(1)	$16.61	$17.10	$17.12	$17.16
Average market price per ounce of silver per COMEX	$16.66	$17.12	$17.15	$17.10

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Net (loss) earnings as reported	($56,084)	$1,814	($53,272)	$8,601
Adjustments for non-cash or unusual items:
Impairment of non-current assets	65,500	—	65,500	—
Deferred income tax (recovery) expense	(17,938)	(5,216)	(29,206)	8,544
Share-based payments	1,850	1,097	8,295	4,403
Loss (gain) from investment in derivatives and marketable securities	604	411	2,600	(6,281)
(Recovery) write-down of mineral inventory	(87)	520	(153)	(374)
Loss from fair value adjustment of prepayment facilities	—	—	—	1,255
Loss on early settlement of prepayment facilities	—	—	—	3,506
Adjusted net (loss) earnings	($6,155)	($1,374)	($6,236)	$19,654
Weighted average number of shares on issue - basic	165,724,767	164,395,202	165,293,893	160,874,038
Adjusted EPS	($0.04)	($0.01)	($0.04)	$0.12

First Majestic Silver Corp. 2017 Annual Report	Page 42

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2017	2016	2017	2016
Operating Cash Flows before Working Capital and Taxes	$18,704	$23,430	$80,986	$107,275
Weighted average number of shares on issue - basic	165,724,767	164,395,202	165,293,893	160,874,038
Cash Flow per Share	$0.11	$0.14	$0.49	$0.67

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2017	December 31, 2016
Current Assets	$170,658	$180,199
Less: Current Liabilities	(54,375)	(49,572)
Working Capital	$116,283	$130,627
Available Undrawn Revolving Credit Facility	8,782	8,782
Available Liquidity	$125,065	$139,409

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2017 Annual Report	Page 43

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our ICFR based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2017.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 27, 2018 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood

First Majestic Silver Corp. 2017 Annual Report	Page 44

of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank; All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined

First Majestic Silver Corp. 2017 Annual Report	Page 45

in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2017 Annual Report	Page 46